April 9, 2020

Darrin R. Uecker
President, Chief Executive Officer and Director
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, CA 94545

       Re: Pulse Biosciences, Inc.
           Registration Statement on Form S-3
           Filed April 6, 2020
           File No. 333-237577

Dear Mr. Uecker:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed April 6, 2020

General

1. We note that Mr. Duggan beneficially owns approximately 43% of your outstanding common stock prior to this rights offering and has indicated that he intends to exercise all of his basic subscription rights and any over-subscription right to purchase additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to availability. As a result, Mr. Duggan may acquire a majority of your common stock. Please provide us with an analysis of whether this rights offering is a transaction or series of transactions which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Exchange Act Rule 13e-
       3(a)(3)(ii). If you do not currently intend to take actions that would result in a going private effect as described in Exchange Act Rule 13e-3(a)(3)(ii), please confirm in your response letter and within the disclosure that the rights offering is not a transaction or
 Darrin R. Uecker
Pulse Biosciences, Inc.
April 9, 2020
Page 2
       series of transactions which has either a reasonable likelihood or a purpose of producing a
       "going private effect" as specified in Exchange Act Rule 13e-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257
with any questions.



                                                            Sincerely,
FirstName LastNameDarrin R. Uecker
                                                            Division of
Corporation Finance
Comapany NamePulse Biosciences, Inc.
                                                            Office of Life
Sciences
April 9, 2020 Page 2
cc:       Andrew D. Hoffman, Esq.
FirstName LastName